SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Smithfield Foods, Inc.

(Name of Issuer)

Common Stock, $0.50 par value

(Title of Class of Securities)

832248 10 8

(CUSIP Number)

Reef C. Ivey, II
Ward and Smith, P.A.
P.O. Box 2091
Raleigh, NC 27602-2091
(919) 836-4261

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 18 pages)

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wendell H. Murphy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,007,506 8 SHARED VOTING POWER 43,288 9 SOLE DISPOSITIVE POWER 3,007,506 10 SHARED DISPOSITIVE POWER 43,288

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,050,794

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harry D. Murphy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,638,014 8 SHARED VOTING POWER 9,948 9 SOLE DISPOSITIVE POWER 1,638,014 10 SHARED DISPOSITIVE POWER 9,948

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,647,962

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Joyce Murphy Norman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,032,660 8 SHARED VOTING POWER 15,675 9 SOLE DISPOSITIVE POWER 1,032,660 10 SHARED DISPOSITIVE POWER 15,675

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,048,335

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wendell H. Murphy, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,968,312 8 SHARED VOTING POWER 29,908 9 SOLE DISPOSITIVE POWER 1,968,312 10 SHARED DISPOSITIVE POWER 29,908

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,998,220

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wendy Murphy Crumpler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 578,527 8 SHARED VOTING POWER 8,805 9 SOLE DISPOSITIVE POWER 578,527 10 SHARED DISPOSITIVE POWER 8,805

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

587,332

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Stratton K. Murphy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 673,130 8 SHARED VOTING POWER 5,276 9 SOLE DISPOSITIVE POWER 673,130 10 SHARED DISPOSITIVE POWER 5,276

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

678,406

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Marc D. Murphy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 673,130 8 SHARED VOTING POWER 5,276 9 SOLE DISPOSITIVE POWER 673,130 10 SHARED DISPOSITIVE POWER 5,276

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

678,406

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 832248 10 8	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Angela Norman Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 317,664 8 SHARED VOTING POWER 4,824 9 SOLE DISPOSITIVE POWER 317,664 10 SHARED DISPOSITIVE POWER 4,824

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

322,488

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 832248 10 8	Page 10 of 18 Pages

Item 1       Security and Issuer

                  This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.50 per share (the “Smithfield Common Stock”), of Smithfield Foods, Inc., a Virginia corporation (“Smithfield”).

                  The principal executive offices of Smithfield are located at 200 Commerce Street, Smithfield, Virginia 23430.

Item 2        Identity and Background

                  This Schedule 13D is being filed by Wendell H. Murphy, Harry D. Murphy, Joyce Murphy Norman, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Stratton K. Murphy, Marc D. Murphy and Angela Norman Brown (each, a “Reporting Person” and together, the “Reporting Persons”). Each Reporting Person is an individual. The present principal occupation, organization and business address of each Reporting Person is as follows:

Principal
Reporting Person	Occupation	Organization	Business Address

Wendell H. Murphy	Self-employed	Private Investor

Harry D. Murphy	Self-employed	Private Investor

Joyce Murphy Norman	Self-employed	Private Investor

Wendell H. Murphy, Jr.	Self-employed	Private Investor

Wendy Murphy Crumpler	Self-employed	Private Investor	P.O. Box 1087

Stratton K. Murphy	Self-employed	Private Investor	Rose Hill, NC 28458

Marc D. Murphy	Self-employed	Private Investor

Angela Norman Brown	Self-employed	Private Investor

                  During the last five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Each Reporting Person is a citizen of the United States of America. Although the Reporting Persons may be deemed to be acting as a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”) with regard to the Smithfield Common Stock, each Reporting Person expressly disclaims membership in such a group.

CUSIP No. 832248 10 8	Page 11 of 18 Pages

Item 3        Source and Amount of Funds or Other Consideration

                  (a)        Transactions of MurFam Enterprises, LLC — March 23, 1990 through November 22, 1994: Each Reporting Person is a member of MurFam Enterprises, LLC, a North Carolina limited liability company (“MurFam”). MurFam, through a predecessor company, acquired 967,000 shares of Smithfield Common Stock in various transactions (the “MurFam Open Market Purchases”) on the New York Stock Exchange from March 23, 1990 to November 22, 1994. The source of consideration for each of these transactions was the working capital of the predecessor company.

                  (b)        Transaction with Smithfield — January 28, 2000: The Reporting Persons acquired a majority of the shares of Smithfield Common Stock beneficially owned by them pursuant to an Acquisition Agreement and Plan of Reorganization, dated as of November 15, 1999, as amended, among Smithfield and each Reporting Person (the “Acquisition Agreement”), whereby Smithfield acquired certain businesses (the “Acquired Businesses”) owned by the Reporting Persons in exchange for a certain number of shares (the “Acquisition Shares”) of Smithfield Common Stock. The closing date (the “Closing Date”) of the transaction was January 28, 2000.

                  According to the terms of the Acquisition Agreement, the Acquired Businesses were required to meet certain financial criteria (e.g., working capital amounts) as of the Closing Date. The number of Acquisition Shares payable to the Reporting Persons depended in part upon satisfaction of these criteria. The Acquisition Agreement provided that on the Closing Date Smithfield and the Reporting Persons would estimate the number of Acquisition Shares payable to the Reporting Persons (the “Estimated Shares”) and place 1,000,000 of those shares (the “Escrowed Acquisition Shares”) in an escrow account pending review of the financial statements of the Acquired Businesses confirming satisfaction of the specified financial criteria. If, after review of such financial statements, the final number of Acquisition Shares payable to the Reporting Persons (the “Final Shares”) were more than the number of Estimated Shares, Smithfield would be obligated to issue additional shares to the Reporting Persons representing the difference between the number of Estimated Shares and the number of Final Shares. On the other hand, if the number of Final Shares were less than the number of Estimated Shares, Smithfield would be entitled to receive from the Escrowed Acquisition Shares a number of shares (the “Clawback Shares”) equal to the difference between the Estimated Shares and the Final Shares, and, if the number of Clawback Shares exceeded 1,000,000 (the number of Escrowed Acquisition Shares), then the Reporting Persons would be obligated to return to Smithfield a number of shares equal to the difference between the number of Clawback Shares and 1,000,000.

                  On the Closing Date, an aggregate of 11,054,396 Acquisition Shares were paid to the Reporting Persons, of which 1,000,000 became the Escrowed Acquisition Shares and were placed in escrow.

                  (c)        Additional Acquisition Shares — July 16, 2001: As a result of the Acquired Businesses’ satisfaction of the financial criteria specified in the Acquisition Agreement, on July

CUSIP No. 832248 10 8	Page 12 of 18 Pages

16, 2001 Smithfield agreed to relinquish any claim to the Escrowed Acquisition Shares and to issue an additional 223,436 shares of Smithfield Common Stock (the “Additional Acquisition Shares”) to the Reporting Persons.

                  As a result of the above described transactions and as described in more detail in Item 5 below, as of the date of this filing the Reporting Persons beneficially owned an aggregate of 10,011,943 shares of Smithfield Common Stock.

Item 4        Purpose of Transaction

                  As discussed in Item 3, the majority of the shares of Smithfield Common Stock beneficially owned by the Reporting Persons as of the date of this filing were acquired pursuant to the Acquisition Agreement. These shares, as well as the shares acquired pursuant to the MurFam Open Market Purchases and all other shares of Smithfield Common Stock acquired by the Reporting Persons, were acquired for investment purposes.

                  In addition, in connection with the Acquisition Agreement, on the Closing Date Smithfield and each of the Reporting Persons entered into an Agreement with Shareholders (the “Shareholders Agreement”). Among other things, the Shareholders Agreement requires that, during the five-year period commencing on the Closing Date, none of the Reporting Persons:

                  (a)        make or participate in the making of any solicitation of proxies to vote any voting stock of Smithfield at any meeting of Smithfield shareholders or become a participant in any election contest with respect to Smithfield;

                  (b)        oppose, or form, join or in any way participate in any group opposing, any proposal presented by Smithfield management at any meeting of Smithfield shareholders, or vote against any such proposal;

                  (c)        acquire or substantially influence the control of Smithfield, or directly or indirectly participate in the formation of any group which seeks to acquire voting stock of Smithfield or to acquire or substantially influence control of Smithfield; and

                  (d)        individually or together with any other Reporting Person (i) sell or otherwise transfer to one person or group (other than another Reporting Person) shares of Smithfield Common Stock aggregating five percent or more of the outstanding Smithfield Common Stock or (ii) within any 12-month period sell or otherwise transfer an aggregate number of Acquisition Shares equal to or greater than ten percent of the total number of Acquisition Shares received by such Reporting Person pursuant to the Acquisition Agreement.

                  Except as described in this Schedule 13D, none of the Reporting Persons presently has any plans or proposals which relate to or would result in an extraordinary corporate transaction involving Smithfield or any of its subsidiaries, a sale or transfer of any of Smithfield’s assets, a change in the present board of directors or management of Smithfield, a

CUSIP No. 832248 10 8	Page 13 of 18 Pages

change in the present capitalization or dividend policy of Smithfield, any other material change in Smithfield’s business or corporate structure, changes in Smithfield’s charter or bylaws or the delisting or deregistration of any of Smithfield’s securities.

                              The Reporting Persons, depending upon market conditions and other factors, may (a) acquire additional shares of Smithfield Common Stock, or (b) subject to the terms of the Shareholders Agreement limiting the Reporting Persons’ ability to dispose of the Acquisition Shares for a certain period of time, the Reporting Persons may sell all or a portion of the shares of Smithfield Common Stock currently held by them or which the Reporting Persons hereafter may acquire. Any such acquisitions or sales may occur from time to time, and may be made in the open market or in private transactions.

Item 5        Interest in Securities of Smithfield

                  (a)        The Reporting Persons are currently the beneficial owners of an aggregate of 10,011,943 shares of Smithfield Common Stock. The shares beneficially owned by the Reporting Persons represent approximately 19.2% (assuming the receipt by the Reporting Persons of the Escrowed Acquisition Shares and the Additional Acquisition Shares referred to in Item 3 above) of the 52,084,238 shares of Smithfield Common Stock outstanding on July 12, 2001, as set forth in Smithfield’s Annual Report on Form 10-K for the fiscal year ended April 29, 2001. The total number of shares of Smithfield Common Stock deemed to be beneficially owned by each Reporting Person is as follows:

Reporting Person	Total Number of Shares
Beneficially Owned

Wendell H. Murphy	3,050,794

Harry D. Murphy	1,647,962

Joyce Murphy Norman	1,048,335

Wendell H. Murphy, Jr.	1,998,220

Wendy Murphy Crumpler	587,332

Stratton K. Murphy	678,406

Marc D. Murphy	678,406

Angela Norman Brown	322,488

TOTAL	10,011,943

                  (b)        Each Reporting Person has sole voting and dispositive power over those shares of Smithfield Common Stock individually beneficially owned by such Reporting Person, and each Reporting Person has shared voting and dispositive power over those shares of Smithfield Common Stock beneficially owned by such Reporting Person by virtue of such Reporting Person’s ownership interest in MurFam, as follows:

CUSIP No. 832248 10 8	Page 14 of 18 Pages

Reporting Person	Sole Voting and	Shared Voting and
	Dispositive Power	Dispositive Power

Wendell H. Murphy	3,007,506	43,288

Harry D. Murphy	1,638,014	9,948

Joyce Murphy Norman	1,032,660	15,675

Wendell H. Murphy, Jr.	1,968,312	29,908

Wendy Murphy Crumpler	578,527	8,805

Stratton K. Murphy	673,130	5,276

Marc D. Murphy	673,130	5,276

Angela Norman Brown	317,664	4,824

TOTAL	9,888,943	123,000

                   (c)(1) Between March 21, 2001 and June 29, 2001, MurFam sold or otherwise disposed of an aggregate of 844,000 shares of Smithfield Common Stock (615,000 shares of which were sold directly by MurFam in transactions on the New York Stock Exchange for an aggregate sales price of approximately $22,430,140, and an aggregate of 229,000 shares of which were first transferred to three of the Reporting Persons (Wendell H. Murphy, Jr., Joyce Murphy Norman and Angela Norman Brown) and then sold by such Reporting Persons in transactions on the New York Stock Exchange for an aggregate sales price of approximately $7,933,046). Of the 844,000 shares sold during this period, 147,400 of such shares were sold during the past 60 days in transactions on the New York Stock Exchange for an aggregate sales price of approximately $5,483,006 (the “Last 60 Day Sales”). The Last 60 Day Sales are summarized as follows:

Date	Number of Shares Sold by	Average Price per Share
	MurFam

5/30/2001	107,400	$36.69

6/13/2001	10,000	$37.90

6/18/2001	20,000	$38.15

6/29/2001	10,000	$40.05

TOTAL	147,400	– –

                  (c)(2) In addition, between the Closing Date and March 22, 2001, the Reporting Persons sold or otherwise disposed of an aggregate of 1,388,890 shares of Smithfield Common Stock (317,460 shares of which were sold in transactions on the New York Stock Exchange for an aggregate sales price of approximately $9,999,990 and 1,071,430 shares of which were transferred pursuant to the exchange fund transactions discussed in Item 6 below).

                  (d)        No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Smithfield Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 832248 10 8	Page 15 of 18 Pages

Item 6        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of
                   Smithfield

                  In addition to the agreements referred to in Items 3 and 4 above, on the Closing Date, Smithfield and each Reporting Person also entered into a registration rights agreement (the “Registration Rights Agreement”) with respect to the Acquisition Shares and, along with Centura Bank as escrow agent, an escrow agreement (the “Escrow Agreement”) governing the disposition of the Escrowed Acquisition Shares. The Registration Rights Agreement provides that if at any time during the five year period commencing on the Closing Date Smithfield proposes to register any shares of Smithfield Common Stock for its own account for cash, then, subject to certain limitations, the Reporting Persons may demand that Smithfield register not less than an aggregate of 500,000 Acquisition Shares at the same time. The Escrow Agreement sets forth the procedures governing the deposit, release and disposition of the Escrowed Acquisition Shares. These summaries of the provisions of the Registration Rights Agreement and the Escrow Agreement are not complete and are qualified in their entirety by reference to both agreements which are filed as exhibits to this Schedule 13D and which are incorporated by reference herein.

                    On July 18, 2000 (the “Belmar Fund Closing Date”), each Reporting Person entered into a Subscription Agreement whereby such Reporting Person subscribed for an interest (each, a “Belmar Fund Interest”) in Belmar Capital Fund LLC, an exchange fund organized as a Delaware limited liability company (the “Belmar Fund”). Each Reporting Person paid the purchase price for their Belmar Fund Interest by transferring to the Belmar Fund a specified number of Acquisition Shares, as follows:

Reporting Person	Number of Shares of Smithfield Common Stock
Exchanged

Wendell H. Murphy	262,686

Harry D. Murphy	145,357

Joyce Murphy Norman	89,504

Wendell H. Murphy, Jr.	170,595

Wendy Murphy Crumpler	50,108

Stratton K. Murphy	73,534

Marc D. Murphy	73,534

Angela Norman Brown	27,540

TOTAL	892,858

                    Pursuant to the terms of the Belmar Fund, the Reporting Persons have no ownership rights with respect to the shares of Smithfield Common Stock exchanged for Belmar Fund Interests. Each Reporting Person has the right to redeem portions of his or her Belmar Fund Interest on any business day. Redemptions occurring within three years of the Belmar Fund Closing Date will generally be subject to a redemption fee equal to 1% of the value of the redeemed Belmar Fund Interest. Generally, if a Reporting Person makes a request to redeem all or a portion of his or her Belmar Fund Interest within seven years of the Belmar Fund Closing

CUSIP No. 832248 10 8	Page 16 of 18 Pages

Date, then the Belmar Fund will distribute to such Reporting Person a number of shares of the Smithfield Common Stock exchanged for Belmar Fund Interests equal to the value of the redeemed Belmar Fund Interest. If a Reporting Person makes a request to redeem at least $1,000,000 of his or her Belmar Fund Interest after seven years from the Belmar Fund Closing Date, then the Belmar Fund will distribute to such Reporting Person a diversified group of securities from the Belmar Fund portfolio equal to the value of the redeemed Belmar Fund Interest. Notwithstanding the foregoing, if requested by a Reporting Person at any time, the Belmar Fund will satisfy a redemption request by a Reporting Person with shares of Smithfield Common Stock so long as the Belmar Fund still holds such shares at the time of the redemption.

                    On August 11, 2000 (the “Meadowbrook Fund Closing Date”), each Reporting Person entered into a Subscription Agreement whereby such Reporting Person subscribed for an interest (each, a “Meadowbrook Fund Interest”) in Meadowbrook Equity Fund III, LLC, an exchange fund organized as a New York limited liability company (the “Meadowbrook Fund”). Each Reporting Person paid the purchase price for their Meadowbrook Fund Interest by transferring to the Meadowbrook Fund a specified number of Acquisition Shares, as follows:

Reporting Person	Number of Shares of Smithfield Common Stock
Exchanged

Wendell H. Murphy	52,537

Harry D. Murphy	29,071

Joyce Murphy Norman	17,901

Wendell H. Murphy, Jr.	34,119

Wendy Murphy Crumpler	10,022

Stratton K. Murphy	14,707

Marc D. Murphy	14,707

Angela Norman Brown	5,508

TOTAL	178,572

                    Pursuant to the terms of the Meadowbrook Fund, the Reporting Persons have no ownership rights with respect to the shares of Smithfield Common Stock exchanged for Meadowbrook Fund Interests. The Reporting Persons may not redeem any portion of a Meadowbrook Fund Interest for a period of three years from the Meadowbrook Fund Closing Date. After the third anniversary of the Meadowbrook Fund Closing Date, the Reporting Persons may, subject to certain limitations, redeem all or portions of a Meadowbrook Fund Interest without paying any redemption fees. The manager of the Meadowbrook Fund has the sole discretion to determine whether redemptions by a Reporting Person will be satisfied by the payment to such Reporting Person of cash, shares of Smithfield Common Stock or a diversified group of securities from the Meadowbrook Fund portfolio equal to the value of the redeemed Meadowbrook Fund Interest.

Item 7        Materials Filed as Exhibits

CUSIP No. 832248 10 8	Page 17 of 18 Pages

Exhibit	Description

1	Acquisition Agreement (incorporated by reference to Exhibit 2.1 to Smithfield’s Current Report on Form 8-K/A, as filed with the SEC on April 12, 2000).

2	Registration Rights Agreement (incorporated by reference to Exhibit 2.2 to Smithfield’s Current Report on Form 8-K/A, as filed with the SEC on April 12, 2000).

3	Shareholders Agreement (incorporated by reference to Exhibit 2.3 to Smithfield’s Current Report on Form 8-K/A, as filed with the SEC on April 12, 2000).

4	Escrow Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to Smithfield’s Current Report on Form 8-K/A, as filed with the SEC on April 12, 2000).

5	Form of Subscription Agreement, dated as of July 18, 2000, between each Reporting Person and Belmar Capital Fund LLC, a Delaware limited liability company.

6	Form of Subscription Agreement, dated as of August 12, 2000, between each Reporting Person and Meadowbrook Equity Fund III, LLC, a New York limited liability company.

7	Power of Attorney for each Reporting Person.

CUSIP No. 832248 10 8	Page 18 of 18 Pages

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2001

/s/ Reef C. Ivey, II POA Name: Wendell H. Murphy

/s/ Reef C. Ivey, II POA Name: Harry D. Murphy

/s/ Reef C. Ivey, II POA Name: Joyce Murphy Norman

/s/ Reef C. Ivey, II POA Name: Wendell H. Murphy, Jr.

/s/ Reef C. Ivey, II POA Name: Wendy Murphy Crumpler

/s/ Reef C. Ivey, II POA Name: Stratton K. Murphy

/s/ Reef C. Ivey, II POA Name: Marc D. Murphy

/s/ Reef C. Ivey, II POA Name: Angela Norman Brown